

BD 1/23

SECURI 03052055 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 29 2003 WASH. D.C. 155

SEC FILE NUMBER
8- 29899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Planning Capital, Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Canterbury Road
(No. and Street)

Rochester (City) NY (State) 14607-3488 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Klainer 585-256-2327 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

1870 Winton Road South (Address) Rochester (City) NY (State) 14618 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela Klainer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Planning Capital Corporation, as of October, 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pamela Klainer
Signature

President
Title

Dawn F. Wiley
Notary Public

DAWN F. WILEY
Notary Public, State of New York
No.01WI4840540
Qualified in Monroe County
Commission Expires April 30, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

FINANCIAL REPORTS
AT
OCTOBER 31, 2003



Rotenberg & Co. llp
CPAs and Business Consultants
strategy@rotenbergllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Professional Planning Capital Corporation
(A Wholly Owned Subsidiary of
Professional Planning Corporation)
Rochester, New York

We have audited the accompanying statements of financial position of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of October 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of October 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg & Co., LLP

Rochester, New York
December 9, 2003

1870 Winton Rd South ◆ Rochester, NY 14618 ◆ 585.295.2400 ◆ 585.295.2150 (fax)

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENTS OF FINANCIAL POSITION

October 31,	2003	2002
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 5,494	$ 69,248
Accounts Receivable	—	21,234
Due from Related Party	4,199	1,625
Deferred Income Tax Asset	—	1,100
Total Current Assets	9,693	93,207
Property and Equipment - Net of Accumulated Depreciation	3,711	9,303
Other Assets		
Computer Software - Net of Accumulated Amortization	—	2,665
Investments in Non-Marketable Securities	3,300	3,300
Total Assets	$ 16,704	$ 108,475
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Expenses	$ 13	$ 44,280
Income Taxes Payable	—	1,950
Total Current Liabilities	13	46,230
Deferred Income Tax Liability	—	450
Total Liabilities	13	46,680
Stockholders' Equity		
Common Stock - Par Value $ .10; 200,000 Shares Authorized; 100,000 Shares Issued and Outstanding	10,000	10,000
Retained Earnings	6,691	51,795
Total Stockholders' Equity	16,691	61,795
Total Liabilities and Stockholders' Equity	$ 16,704	$ 108,475

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance - November 1, 2001	**$ 10,000**	**$ 53,181**	**$ 63,181**
Net Loss	—	(1,386)	(1,386)
Balance - October 31, 2002	**10,000**	**51,795**	**61,795**
Net Loss	—	(45,104)	(45,104)
Balance - October 31, 2003	**$ 10,000**	**$ 6,691**	**$ 16,691**

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENTS OF INCOME

Years Ended October 31,	2003	2002
Revenue		
Commissions	$ 109,809	$ 206,484
Interest and Miscellaneous Income	4,207	1,991
Total Revenue	114,016	208,475
Expenses		
Employee Compensation and Benefits	129,201	185,840
Regulatory and Registration Fees	1,743	2,943
General and Operating Expense	29,406	21,164
Total Expenses	160,350	209,947
Loss Before Income Taxes	(46,334)	(1,472)
Refunds of Income Taxes	(1,230)	(86)
Net Loss	$ (45,104)	$ (1,386)
Loss Per Share	$ (0.45)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

STATEMENTS OF CASH FLOWS

October 31,	2003	2002
Cash Flows from Operating Activities		
Net Loss	$ (45,104)	$ (1,386)
Non-Cash Adjustments		
Depreciation and Amortization	8,499	15,235
Deferred Income Taxes	650	1,950
Loss on Disposal of Fixed Assets	985	—
Changes in Operating Assets and Liabilities		
Accounts Receivable	21,234	(16,621)
Accrued Expenses	(44,267)	5,823
Income Taxes Payable	(1,950)	(1,950)
Net Cash Flows from Operating Activities	(59,953)	3,051
Cash Flows from Investing Activities		
Capital Expenditures	(4,834)	(10,782)
Proceeds from the Sale of Fixed Assets	1,207	—
Net Cash Flows from Investing Activities	(3,627)	(10,782)
Cash Flows from Financing Activities		
Payments to Related Parties	(174)	(2,586)
Net Cash Flows from Financing Activities	(174)	(2,586)
Change in Cash and Cash Equivalents	(63,754)	(10,317)
Cash and Cash Equivalents - Beginning of Year	69,248	79,565
Cash and Cash Equivalents - End of Year	$ 5,494	$ 69,248
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Income Taxes	$ —	$ —
Supplemental Disclosure of Noncash Financing Activities		
Sale of Fixed Assets to Related Party	$ 2,400	$ —

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

Basis of Presentation

Professional Planning Capital Corporation (the Company) is a wholly owned subsidiary of Professional Planning Corporation. These subsidiary-only financial statements should be read in conjunction with the Company's consolidated financial statements, as intercompany transactions are not eliminated in these financial statements. In addition, the consolidated financial statements are prepared on the accounting basis used for federal income tax purposes which differs from generally accepted accounting principles as disclosed in the consolidated statements.

Method of Accounting

The Company prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation computed on a straight-line basis over five years.

Costs of significant improvements to property and equipment are capitalized. Maintenance and repairs are charged to expense. The cost of equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

Computer Software

Computer software is stated at cost, less accumulated amortization computed on the straight-line basis over three years.

Investments in Non-Marketable Securities

The investments in non-marketable securities are recorded at cost and consist of 1,100 shares of NASD stock. The stock is not publicly traded and the market value is not readily determinable.

- continued -

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - continued

Income Taxes
The Company's Parent files a consolidated State and Federal income tax return. The Company has been allocated its share of income taxes currently payable and deferred taxes.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances.

Long-Lived Assets
The Company evaluates its long-lived assets for financial impairment at least annually or whenever events or circumstances indicated that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Revenue Recognition
The Company recognizes revenue when earned which is upon the completion of financial instrument transactions.

Earnings Per Common Share
Earnings per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income available to common stockholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share are not presented because the Company has issued no potential dilutive common shares.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note B - Scope of Business

Professional Planning Capital Corporation is an approved licensed broker-dealer registered with the Securities Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in thirteen states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are primarily located in the Rochester, New York area. Professional Planning Capital Corporation operates as a wholly owned subsidiary of Professional Planning Corporation. In July 2003 the Company ceased the pursuit of new business. The Company is currently in the process of liquidating the business.

Note C - Related Party Transactions

Amounts due from/(to) related parties result from certain operating expenses incurred by/(for) the Company. Related parties include the Company's parent, Professional Planning Corporation, as well as Professional Planning Associates, Inc. (PPA) and Professional Planning Asset Management Corp. (PPAM). PPA and PPAM are also wholly owned subsidiaries of Professional Planning Corporation. Amounts due from/(to) related parties are as follows

October 31,	**2003**	2002
Professional Planning Corporation	**$ 5,154**	$ 5,224
Professional Planning Associates, Inc.	**(1,393)**	(4,037)
Professional Planning Asset Management	**438**	438
Total Due from/(to) Related Parties	**$ 4,199**	$ 1,625

Amounts due from/(to) related parties are non-interest bearing in nature and will be repaid within the next twelve months.

The Company received management fees in the amount of $426,206 and $160,097, respectively, from PPA and PPAM for the year ended October 31, 2003, and $490,000 and $215,000, respectively, for the year ended October 31, 2002.

Note D - Income Tax Matters

The components of the provision for income taxes consisted of the following:

October 31,	**2003**	2002
Currently Payable		
Federal	**$ —**	$(1,546)
State	**70**	(490)
	70	(2,036)
Deferred		
Federal	—	1,300
State	—	650
	—	1,950
Total	**$ 70**	$ (86)

- continued -

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note D - Income Tax Matters - continued

Deferred tax (liabilities) assets consist of the following components:

October 31,	**2003**	2002
Property and Equipment Differences	**$ —**	$ (450)
Gross Deferred Tax Liabilities	**$ —**	$ (450)
Property and Equipment Differences	**$ 170**	$ —
Accrued Expenses	**1,150**	1,100
Gross Deferred Tax Assets	**$ 1,320**	$ 1,100
	$ 1,320	$ 650
Valuation Allowance	**(1,320)**	—
Net Deferred Tax Asset	**$ —**	$ 650

Note E - Property and Equipment

Property and equipment consisted of the following:

October 31,	**2003**	2002
Office Equipment	**$ 15,890**	$ 34,081
Less: Accumulated Depreciation	**12,179**	24,778
Net Property and Equipment	**$ 3,711**	$ 9,303

Depreciation expense amounted to $5,834 and $11,681 for the years ended October 31, 2003 and 2002, respectively.

Note F - Computer Software

Computer Software consisted of the following:

October 31,	**2003**	2002
Software	**$ —**	$ 10,662
Less: Accumulated Amortization	**—**	7,997
Net Software	**$ —**	$ 2,665

Amortization expense amounted to $2,665 and $3,554 for the years ended October 31, 2003 and 2002, respectively.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS

Note G - Net Capital

The Company is required to maintain a minimum net capital balance of $5,000 in accordance with the rules of the Securities and Exchange Commission. At October 31, 2003 and 2002, the Company's excess net capital, computed in accordance with the rules, amounted to $481 and $34,545, respectively.

Note H - Retirement Plans

The Company sponsors a simplified employee pension plan which covers substantially all employees. Contributions to this plan are discretionary and are determined annually by the Company's Board of Directors. The Company contributed $0 and $35,410 for the years ended October 31, 2003 and 2002, respectively. The plan also permits voluntary employee salary deferrals as allowed under current Internal Revenue Service regulations.



Rotenberg & Co. llp
CPAs and Business Consultants
strategy@rotenbergllp.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders of
Professional Planning Capital Corporation
(A Wholly Owned Subsidiary of
Professional Planning Corporation)
Rochester, New York

We have audited the accompanying financial statements of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) as of and for the year ended October 31, 2003, and have issued our report thereon dated December 9, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rotenberg & Co., LLP

Rochester, New York
December 9, 2003

1870 Winton Rd South ◆ Rochester, NY 14618 ◆ 585.295.2400 ◆ 585.295.2150 (fax)



Rotenberg & Co. llp
CPAs and Business Consultants
strategy@rotenbergllp.com

To the Stockholders of
Professional Planning Capital Corporation
(A Wholly Owned Subsidiary of
Professional Planning Corporation)
Rochester, New York

In planning and performing our audit of the financial statements and supplemental schedules of Professional Planning Capital Corporation (A Wholly Owned Subsidiary of Professional Planning Corporation) for the year ended October 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1870 Winton Rd South ◆ Rochester, NY 14618 ◆ 585.295.2400 ◆ 585.295.2150 (fax)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any one other than these specified parties.

Rotenberg & Co., LLP

Rochester, New York
December 9, 2003

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

SUPPLEMENTARY SCHEDULE I - SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

October 31,		2003
Computation of Net Capital		
Total Stockholders' Equity - Qualified for Net Capital	$	16,691
Deductions - Non-Allowable Assets		
Property and Equipment		(3,711)
Non-Marketable Securities		(3,300)
Receivable from Affiliates		(4,199)
Haircuts on Securities		
Contractual Securities Commitments		—
Net Capital	$	5,481
Minimum Net Capital Required - (Greater of):		
6 2/3% of Aggregate Indebtedness of $13	$	1
Required Minimum Net Capital in Accordance with Rules and Requirements of the National Association of Securities Dealers	$	5,000
Excess Net Capital		
Net Capital - Per Above	$	5,481
Minimum Net Capital Required - Per Above		5,000
Excess Net Capital	$	481
Excess Net Capital at 1,000%		
($481 less 10% of Aggregate Indebtedness of $13)	$	481
Computation of Aggregate Indebtedness		
Aggregate Indebtedness	$	13
Net Capital	$	5,481

The ratio of aggregate indebtedness to net capital is .002 to 1.00.

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

SUPPLEMENTARY SCHEDULE I - RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17A-5 OCTOBER 31, 2003 - continued

Line #		Balance as Filed in Unaudited X-17A-5	Balance as Filed Herein	Difference
12	Assets	$ 31,833	$ 16,704	$ (15,129)
20	Liabilities	$ 1,876	$ 13	$ 1,863
23D	Retained Earnings	$ 19,957	$ 6,691	$ (13,266)

Explanation of Differences

Line #

12 Assets were adjusted to record current year depreciation and amortization, deferred income taxes and related party transactions
20 Liabilities were adjusted to record deferred income taxes, income taxes payable, accrued payroll, other accrued expenses, and related party transactions.
23D The adjustment to retained earnings results from the netting of the above adjustments.

Net Capital Reconciliation	
Net Capital Pursuant to Rule 15c3-1	$ 5,481
Net Capital Pursuant to X-17A-5	4,718
Difference	**$ 763**
Difference Comprised of:	
Entry Made to Reclassify Intercompany Receivable	(524)
Entry Made to Adjust Income Taxes Payable	1,950
Entry Made to Adjust Accounts Payable and Accrued Expenses	(13)
Entry Made to Adjust Deferred Taxes	(650)
	$ 763

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL PLANNING CAPITAL CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
PROFESSIONAL PLANNING CORPORATION)
Rochester, New York

SUPPLEMENTARY SCHEDULE II - STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 AT OCTOBER 31, 2003

Computations for the determination of reserve requirements and information related to possession or control requirements under Rule 15c3-3 are not applicable since the Firm is exempt from such rule pursuant to paragraph (k)(2)(i).

The accompanying notes are an integral part of these financial statements.